UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number: 001-34477

AUTOCHINA INTERNATIONAL LIMITED

 (Translation of registrant’s name into English)

No. 322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

On March 29, 2010, AutoChina International Limited (“we”, “us” or “our”) completed the sale of 2,000,000 of our ordinary shares at a price of $35.00 per share, for gross proceeds of approximately $70 million. The entry into the securities purchase agreement was disclosed in a Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on March 24, 2010. Rodman & Renshaw, LLC served as lead placement agent and Chardan Capital Markets, LLC acted as co-placement agent for the registered direct offering.  The placement agents received a 5% commission in connection with the offering and have been granted the right to place an additional 300,000 ordinary shares for us on the same terms and conditions within 45 days of the closing date of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

Date: March 30, 2010	By:	/s/ Jason Wang
Name: Jason Wang
Title: Chief Financial Officer